                                                 FILED PURSUANT TO RULE 424 (b)2
                                                      REGISTRATION NO. 333-73950

          Prospectus Supplement to Prospectus dated November 23, 2001

          [GRAPHIC OMITTED]      The Royal Bank of Scotland Group plc


                                  $250,000,000

                         5% Subordinated Notes due 2014

                     Interest payable April 1 and October 1

                              Issue Price: 98.072%

The Subordinated Notes will bear interest from October 2, 2002 at a rate of 5% per year, payable on April 1 and October 1 of each year, beginning April 1, 2003. The Subordinated Notes will mature on October 1, 2014. On October 2, 2002, we issued $750,000,000 aggregate principal amount of 5% Subordinated Notes due 2014. The Subordinated Notes offered hereby are identical to, and are a further issuance of, that series of notes. Upon issuance, the Subordinated Notes offered hereby will be fungible with the series of notes issued on October 2, 2002.

The Subordinated Notes are subordinated in right of payment to all of our senior debt from time to time outstanding. The Subordinated Notes will be issued only in denominations of $1,000 and integral multiples of $1,000. If we do not make a payment of principal or interest on any payment date, our obligation to make that payment will be deferred, if the payment is an interest payment, until the date upon which we pay a dividend on any class of our share capital and, if the payment is a payment of principal, until the first business day after the date that falls six months after the original payment date. If we fail to make a payment before the date to which payment is deferred in this way, that failure will not constitute a default or otherwise allow any holder to sue us for the payment or to take any other action. Payment of principal of the Subordinated Notes may be accelerated only if we are wound up. There is no right of acceleration if we default in the payment of interest or in the performance of any of our covenants.

We have the option to redeem all of the Subordinated Notes as a whole on any payment date if certain changes in the tax laws of the United Kingdom occur.

Application has been made to list the Subordinated Notes on the Luxembourg Stock Exchange in accordance with its rules.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
                                        Per Subordinated
                                              Note                     Total
--------------------------------------------------------------------------------
Price to the Public                          98.072%               $245,180,000
--------------------------------------------------------------------------------
Underwriting Discounts                         .500%               $  1,250,000
--------------------------------------------------------------------------------
Proceeds to Us                               97.572%               $243,930,000
--------------------------------------------------------------------------------


The initial public offering price set forth above does not include accrued interest. Interest on the Subordinated Notes will accrue from October 2, 2002 and must be paid by the purchaser.

We expect that the Subordinated Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company and its participants, including Euroclear and Clearstream, on or about November 8, 2002.

                      Joint Bookrunners and Lead Managers

Banc of America Securities LLC                                      UBS Warburg




                                November 1, 2002

                               TABLE OF CONTENTS

                             Prospectus Supplement

About this Prospectus Supplement.........................................    S-3
Capitalization of the Group..............................................    S-4
Ratio of Earnings to Fixed Charges.......................................    S-5
Description of the Subordinated Notes....................................    S-6
Certain US Federal and UK Tax Consequences...............................    S-7
Underwriting.............................................................   S-11
Legal Opinions...........................................................   S-13



                                   Prospectus

About this Prospectus....................................................      1
Use of Proceeds..........................................................      1
Description of Debt Securities...........................................      2
Description of Dollar Preference Shares..................................     13
Description of American Depositary Receipts..............................     21
Plan of Distribution.....................................................     26
Legal Opinions...........................................................     27
Experts..................................................................     27
Expenses of the Issue....................................................     27
Enforcement of Civil Liabilities.........................................     27
Where You Can Find More Information......................................     28
Incorporation of Documents by Reference..................................     28
Glossary.................................................................     29




                                ----------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized any other person to provide you with different information. If you receive different or inconsistent information you should not rely on it.

     We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     In connection with this issue, UBS Warburg LLC, as stabilizing manager, may over-allot or effect transactions for a limited period with a view to supporting the market price of the Subordinated Notes at a higher level than that which might otherwise prevail. However, there may be no obligation on the stabilizing manager or any agent of the stabilizing manager to do this. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Any such stabilizing shall be in compliance with all relevant laws and regulations.


                                ----------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     In this prospectus supplement, the terms "we," "our," "us" and the "Group" refer to The Royal Bank of Scotland Group plc and its consolidated subsidiaries.

     You should assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

     We incorporate by reference our Annual Report on Form 20-F for the year ended December 31, 2001 filed with the SEC on April 12, 2002 and our Interim Report on Form 6-K for the six months ended June 30, 2002 furnished to the SEC on August 7, 2002. For more information on documents incorporated by reference you should read "Incorporation of Documents by Reference" in the accompanying prospectus.


                                ----------------

                          CAPITALIZATION OF THE GROUP

     The following table, which is prepared on a consolidated basis, shows our authorized, issued and fully paid share capital and our shareholders' funds and indebtedness as at June 30, 2002, derived from our consolidated results for the six months ended June 30, 2002.


                                                                       As at
                                                                   June 30, 2002
                                                                   -------------
                                                                      pound m
Share capital - authorized
   Ordinary shares - shares of pound 0.25 each .................        1,343
   Additional value shares - shares of pound 0.01 each .........           27
   Preference shares (1) .......................................          528
                                                                   -------------
                                                                        1,898
                                                                   =============
Share capital - allotted, called up and fully paid
   Ordinary shares .............................................          721
   Additional value shares .....................................           27
   Preference shares (2) .......................................            2
                                                                   -------------
                                                                          750
Retained income and other reserves .............................       26,650
                                                                   -------------
Total shareholders' funds ......................................       27,400
                                                                   =============
Group indebtedness
   Dated loan capital ..........................................        7,247
   Undated loan capital ........................................        6,215
                                                                   -------------
                                                                       13,462
                                                                   =============
Debt securities in issue (3) ...................................       32,451
                                                                   =============
Total indebtedness .............................................       45,913
                                                                   =============
Total capitalization and indebtedness ..........................       73,313
                                                                   =============

---------------

Notes:

(1) Our authorized preference share capital as at June 30, 2002 was pound 528 million consisting of 238.5 million non-cumulative preference shares of $0.01 each, 3.9 million non-cumulative convertible preference shares of $0.01 each, 66 million non-cumulative preference shares of euro 0.01 each, 3 million non-cumulative convertible preference shares of euro 0.01 each, 900 million non-cumulative convertible preference shares of pound 0.25 each, 1.0 million non-cumulative convertible preference shares of pound 0.01 each, 0.9 million cumulative preference shares of pound 1 each and 300 million non-cumulative preference shares of pound 1 each.

(2) Our allotted, called up and fully paid preference share capital as at June 30, 2002 was pound 2 million consisting of 106 million non-cumulative preference shares of $0.01 each, 1.9 million non-cumulative convertible preference shares of $0.01 each, 0.75 million non-cumulative convertible preference shares of euro 0.01 each, 0.2 million non-cumulative convertible preference shares of pound 0.01 each and 0.9 million cumulative preference shares of pound 1 each.

(3) As at June 30, 2002, the Group had total liabilities, including capital and reserves, of pound 397,139 million, including deposits by banks of pound 47,015 million and customer accounts of pound 204,800 million.

     Since June 30, 2002, there have been the following changes to the indebtedness of the Group:

         o in September 2002, The Royal Bank of Scotland plc issued pound 300 million of undated loan capital;

         o in September 2002, National Westminster Bank Plc repaid $250 million of dated loan capital; and

         o on October 2, 2002, we issued $750,000,000 aggregate principal amount of Subordinated Notes due October 1, 2014.

     In respect of the current offering, we will issue subordinated notes due October 1, 2014 with an aggregate principal amount of $250,000,000. The Subordinated Notes offered hereby are identical to, and are a further issuance of, the series of Subordinated Notes issued on October 2, 2002.

     All of the above indebtedness is unsecured.

     As at June 30, 2002, the Group had contingent liabilities and guarantees arising in the normal course of business totalling pound 13,045 million, consisting of acceptances and endorsements of pound 2,246 million, guarantees and assets pledged as collateral security of pound 4,970 million and other contingent liabilities of pound 5,829 million.

     Save as disclosed above, there has been no material change in the contingent liabilities, total capitalization or indebtedness of the Group since June 30, 2002.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                            Three
                                                  Six months ended         Year ended       months
                                                ------------------    ------------------    ended               Year ended
                  December 31                         June 30             December 31     December 31          September 30
    ----------------------------------------    ------------------    ------------------    -------   -----------------------------
                                                   2002      2001       2001       2000       1999       1999       1998      1997
                                                -------    -------    -------    -------    -------   -------    -------    -------
UK GAAP
- including interest on deposits............       1.80       1.49       1.56       1.37       1.52      1.37       1.29       1.29
- excluding interest on deposits............       6.93       5.93       6.72       4.81       6.63      5.06       4.84       4.73
US GAAP
- including interest on deposits............       1.96       1.56       1.59       1.46       1.50      1.34       1.26       1.31
- excluding interest on deposits............       8.11       6.61       6.98       5.77       6.46      4.73       4.55       5.04


     For purposes of calculating our ratio of earnings to fixed charges, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one-third of total rental expenses). The ratio is calculated by dividing the amount of our earnings by the amount of our fixed charges for each period.

                     DESCRIPTION OF THE SUBORDINATED NOTES

     The following is a summary of certain terms of this series of Subordinated Notes. It supplements the description of the general terms of the debt securities of any series we may issue contained in the accompanying prospectus under the heading "Description of Debt Securities." If there is any inconsistency between the following summary and the description in the accompanying prospectus, the following summary governs.

General

     The Subordinated Notes will constitute a separate series of subordinated debt securities issued under a subordinated debt indenture between us and The Bank of New York, as trustee. The summary of certain terms of the Subordinated Notes set out below and the description contained in the accompanying prospectus may not contain all of the information that may be important to you. You should read the indenture, a form of which we filed with the SEC as an exhibit to our registration statement.

     The Subordinated Notes will initially be issued in the aggregate principal amount of $250,000,000 and will be sold in minimum denominations of $1,000 and integral multiples of $1,000. On October 2, 2002, we issued $750,000,000 aggregate principal amount of 5% Subordinated Notes due 2014. The Subordinated Notes offered hereby are identical to, and are a further issuance of, that series of notes.

     We may, without the consent of the holders of the Subordinated Notes, issue additional Subordinated Notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the Subordinated Notes. Any such additional Subordinated Notes, together with the Subordinated Notes offered by this prospectus supplement, will constitute a single series of securities under the indenture. There is no limitation on the amount of Subordinated Notes or other debt securities that we may issue under the indenture.

     The Subordinated Notes will initially be represented by one or more global securities in registered form, without coupons attached, and will be deposited with or on behalf of The Depository Trust Company. For a more detailed summary of the form of the Subordinated Notes and settlement and clearance arrangements, you should read "Description of Debt Securities - Form of Debt Securities; Book-Entry System" in the accompanying prospectus.

Payments

     The Subordinated Notes will mature on October 1, 2014. Interest on the Subordinated Notes will accrue from October 2, 2002 on their principal amount at the annual rate specified on the cover of this prospectus supplement, and will be payable semi-annually in arrears on April 1 and October 1 to the holders of record 15 calendar days prior to the date thereof, commencing on April 1, 2003, and on maturity. Interest on the Subordinated Notes will be calculated on the basis of a 360-day year of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed.

     If we do not make a payment of principal or interest on any payment date, our obligation to make that payment will be deferred, if it is an interest payment, until the date upon which we pay a dividend on any class of our share capital and, if it is a payment of principal, until the first business day after the date that falls six months after the original payment date. If we fail to make a payment before the date to which payment is deferred in this way, that failure will not constitute a default or otherwise allow any holder to sue us for the payment or take any other action. Each payment that is deferred in this way will accrue interest at the annual rate shown on the front cover of this prospectus supplement. Any payment deferred in this way will not be treated as due for any purpose, including for the purposes of ascertaining whether or not a Subordinated Debt Security Default (as described in the accompanying prospectus) has occurred, until the Deferred Payment Date. For more details you should read "Description of Debt Securities -- Payments - Subordinated Debt Securities" and "Description of Debt Securities -- Events of Default and Defaults; Limitation of Remedies" in the accompanying prospectus.

Redemption

     We may redeem the Subordinated Notes of this series in whole but not in part in the event of certain changes in the tax laws of the United Kingdom. In the event of such a redemption, the redemption price of the Subordinated Notes will be 100% of their principal amount together with any accrued but unpaid payments of interest to the date of redemption. If we elect to redeem the Subordinated Notes, they will cease to accrue interest from the redemption date, unless we fail to pay the redemption price on the payment date. The circumstances in which we may redeem the Subordinated Notes and the applicable procedures are described further in the accompanying prospectus under "Description of Debt Securities -- Redemption."

Waiver of Right to Set-off

     By accepting a subordinated debt security, each holder and the trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to the subordinated debt securities or the indenture (or between our obligations under or in respect of any subordinated debt security and any liability owed by a holder or the trustee to us) that they might otherwise have against us, whether before or during a winding up of the Group.

Listing

     We intend to apply for the listing of the Subordinated Notes on the Luxembourg Stock Exchange in accordance with its rules. If the notes are listed on the Luxembourg Stock Exchange, all notices regarding the Subordinated Notes will, so long as the rules of the Luxembourg Stock Exchange require, be published in a daily newspaper of general circulation in Luxembourg, which is currently expected to be the Luxemburger Wort.

ISIN and CUSIP Numbers

     The ISIN for the Subordinated Notes is US780097AL55 and the CUSIP number is 780097 AL 5.



                   CERTAIN US FEDERAL AND UK TAX CONSEQUENCES

     The following is a summary of certain US federal and UK tax consequences of the acquisition, ownership and disposition of the Subordinated Notes by a "US holder," a beneficial owner of the Subordinated Notes that is a citizen or resident of the United States, or that otherwise will be subject to US federal income tax on a net income basis in respect of the Subordinated Notes, that is not connected with us for relevant tax purposes, that holds the Subordinated Notes as capital assets and that purchases them as part of the initial offering of the Subordinated Notes at the price set forth on the cover of this prospectus supplement.

     Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of the Subordinated Notes, in the opinion of Freshfields Bruckhaus Deringer, it summarizes the material UK tax consequences to US holders of holding Subordinated Notes and in the opinion of Davis Polk & Wardwell, it summarizes the material US federal tax consequences to US holders of holding Subordinated Notes.

     This summary does not address the tax consequences to a US holder:

         o that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes; or

         o that is a corporation which alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our voting stock.

     The statements regarding UK and US tax laws and practices set out below, including those regarding the US/UK double taxation convention relating to income and capital gains, and the US/UK double taxation convention relating to estate and gift taxes, are based on those laws, practices and conventions as in force and as applied in practice on the date of this prospectus supplement. They are subject to changes in those laws, practices and conventions, and any relevant judicial decision, after the date of this prospectus supplement. In particular, the United Kingdom and the United States have signed a new convention relating to income and capital gains, although it will not enter into force until ratified by the US Senate and the UK Parliament. This summary is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US holder. You should satisfy yourself as to the tax consequences in your own particular circumstances of the acquisition, ownership and disposition of the Subordinated Notes.

United Kingdom

     Payments. Interest that we pay on the Subordinated Notes will not be subject to withholding or deduction for UK income tax purposes, provided that the Subordinated Notes are and remain listed on the Luxembourg Stock Exchange or some other "recognised stock exchange" within the meaning of Section 841 of the Income and Corporation Taxes Act 1988.

     In all other cases, UK income tax will be withheld at the lower rate (currently 20%), unless the UK Inland Revenue has issued a direction to the contrary, granting relief to you pursuant to the provisions of an applicable double taxation treaty, or certain other exceptions relating to the status of the bondholder apply. Certain US holders will be entitled to receive payments (including payments on definitive Subordinated Notes which would, in accordance with the foregoing, otherwise be paid after withholding of income tax at the prescribed rate) free of UK income tax under the US/UK double taxation convention and will under current Inland Revenue administrative procedures be able to make a claim for the issuance of such a direction by the UK Inland Revenue. However, such directions will be issued only on prior application to the relevant tax authorities by the holder in question. If such a direction is not given, we will be required to withhold tax, although a US holder entitled to relief under the US/UK double taxation convention may subsequently claim the amount withheld from the UK Inland Revenue.

     Payments of interest on the Subordinated Notes have a UK source and may be chargeable to UK tax by direct assessment. Where the payments are made without withholding or deduction, the payments will not be assessed to UK tax if you are not resident in the United Kingdom, except if you carry on a trade, profession or vocation in the United Kingdom through a UK branch or agency in connection with which the payments are received or to which the Subordinated Notes are attributable, in which case (subject to exemptions for payments received by certain categories of agent) tax may be levied on the UK branch or agency.

     Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

     Disposal (including Redemption). A US holder will not, upon disposal (including redemption) of a Subordinated Note, recognize any liability for UK taxation on profits or gains, unless at the time of the disposal the US holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and the Subordinated Note was used in or for the purposes of the trade, profession or vocation or acquired for use and used by or held for the purposes of that branch or agency.

     A US holder will not, upon transfer or redemption of a Subordinated Note, recognize any tax charge on accrued but unpaid payments of interest, unless the US holder at any time in the relevant year of assessment or accounting period carried on a trade in the United Kingdom through a branch or agency to which the Subordinated Note is attributable.

     Annual Tax Charges. Corporate US holders who do not carry on a trade in the United Kingdom through a branch or agency will not be liable to UK tax charges or relief by reference to fluctuations in exchange rates or in respect of profit, gains and losses arising from the Subordinated Notes.

     Stamp Duty and Stamp Duty Reserve Tax. No UK stamp duty or stamp duty reserve tax will be payable on the issue, transfer or redemption of the Subordinated Notes.

     Proposed EU Directive on taxation of savings income. The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States of the European Union will be required to provide to the tax authorities of another Member State the details of payments of interest or other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

United States

     Except with respect to pre-issuance accrued interest (as described below), payments of interest on a Subordinated Note (including any UK tax withheld) will be includable in income by a US holder as foreign source ordinary income for US federal income tax purposes and, with certain exceptions, will generally constitute "passive income," or in the case of certain US holders, "financial services income," for purposes of computing the foreign tax credit allowable under US federal income tax laws. A US holder who is entitled under the US/UK double taxation convention relating to income and capital gains to any refund of UK tax withheld on a payment of interest on a Subordinated Note will not be entitled to claim a foreign tax credit with respect to that tax. See "-- United Kingdom -- Payments" above. The portion of the stated interest payment payable on the first interest payment date attributable to interest accrued on a Subordinated Note prior to November 8, 2002 ("pre-issuance accrued interest") will be treated as a return of the pre-issuance accrued interest rather than as a payment of interest on the Subordinated Note.

     A US holder will, upon sale, exchange or redemption of a Subordinated Note, generally recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized (not including amounts received that are attributable to accrued and unpaid interest which has not been included in income, which will be taxable as ordinary interest income) and the US holder's tax basis in the Subordinated Note. Any gain or loss will generally be US source. You should consult your own tax advisor regarding the US federal tax treatment of capital gain or loss.

                                  UNDERWRITING

     We and the underwriters for the offering named below (the "Underwriters") have entered into an underwriting agreement and a pricing agreement with respect to the Subordinated Notes. Subject to certain conditions, we have agreed to sell to the Underwriters and each Underwriter has severally agreed to purchase the principal amount of Subordinated Notes indicated opposite such Underwriter's name in the following table.

                                                                Principal Amount
Underwriters                                                    of Subordinated
------------                                                         Notes
                                                                ----------------
Banc of America Securities LLC..............................        $125,000,000
UBS Warburg LLC.............................................        $125,000,000
                                                                ----------------
     Total .................................................        $250,000,000
                                                                ================


     Subordinated Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Subordinated Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.30% of the principal amount of the Subordinated Notes. Any such securities dealers may resell any Subordinated Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the Subordinated Notes. If all the Subordinated Notes are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

     Application has been made for the listing of the Subordinated Notes on the Luxembourg Stock Exchange. The Subordinated Notes (including the $750,000,000 principal amount of Subordinated Notes issued on October 2, 2002) are a new issue of securities with no established trading market. We have been advised by the Underwriters that the Underwriters intend to make a market in the Subordinated Notes, but they are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Subordinated Notes.

     It is expected that delivery of the Subordinated Notes will be made against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being referred to as "T+5"). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next business day will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Subordinated Notes who wish to trade Subordinated Notes on the date of pricing or the next business day should consult their own advisors.

     In connection with the offering, the Underwriters may purchase and sell Subordinated Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater aggregate principal amount of Subordinated Notes than they are required to purchase from us in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Subordinated Notes while the offering is in progress.

     The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased Subordinated Notes sold by or for the account of such Underwriter in stabilizing or short-covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Subordinated Notes. As a result, the price of the Subordinated Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $350,000. The Underwriters have agreed to reimburse us for certain expenses of the offering.

     We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with us or our affiliates.

     The Subordinated Notes are offered for sale only in jurisdictions where it is legal to make such offers. No Subordinated Notes are being offered to the public in the United Kingdom.

     Each Underwriter has represented and agreed that it has not directly or indirectly offered or sold, and will not directly or indirectly offer or sell, in the Netherlands any of the Subordinated Notes with an aggregate amount of less than euro 50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 (Wet toezicht effectenverkeer 1995) is applicable and the conditions attached to such exemptions or exception are complied with.

     Each Underwriter has agreed that: (a) it has not offered or sold and, prior to the expiry of a period of six months from the date of issue of the Subordinated Notes, will not offer or sell any Subordinated Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the UK Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Subordinated Notes or any investments representing the Subordinated Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Subordinated Notes or any investments representing the Subordinated Notes in, from or otherwise involving the United Kingdom.

     Banc of America Securities LLC ("BASL") will make the securities available for distribution on the internet through a proprietary web site and/ or a third-party system operated by

Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between BASL and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from BASL based on transactions BASL conducts through the system. BASL will make the securities available to its customers through the internet distribution, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.



                                 LEGAL OPINIONS

     Our US counsel, Davis Polk & Wardwell, and US counsel for the underwriters, Sidley Austin Brown & Wood, will pass upon the validity of the Subordinated Notes. Our Scottish solicitors, Dundas & Wilson C.S., will pass upon the validity of the Subordinated Notes under Scots law. Our English solicitors, Freshfields Bruckhaus Deringer, will pass upon certain matters of English law relating to the issue and sale of the securities. Davis Polk & Wardwell, Sidley Austin Brown & Wood, and Freshfields Bruckhaus Deringer will rely upon the opinion of Dundas & Wilson C.S. with respect to all matters of Scots law, and Davis Polk & Wardwell and Sidley Austin Brown & Wood will rely upon the opinion of Freshfields with respect to certain matters of English law.

 [GRAPHIC OMITTED]    The Royal Bank of Scotland Group plc

                                  $250,000,000

                         5% Subordinated Notes due 2014

                                ----------------

                             Prospectus Supplement

                                November 1, 2002

                    (To Prospectus dated November 23, 2001)

                 ______________________________________________


Banc of America Securities LLC                                      UBS Warburg